OFFERING MEMORANDUM DATED, JANUARY 30, 2025

AMASS Brands Inc.
927 South Santa Fe Avenue, Los Angeles, CA 90021
AMASSbrandsgroup.com

Up to $4,999,997.50 or 1,754,350 shares of Non-Voting Common Stock, including a transaction fee, plus up to a maximum of 438,587 "Bonus Shares" available to early investors for no additional consideration

Target Investment Amount: $10,000.90 (or 3,474 Shares including the Investor Transaction Fee)

Minimum Investment: $999.07 ($974.70 including the $24.37 Investor Transaction Fee)

AMASS Brands Inc., a Delaware corporation ("AMASS", "ABG", "AMASS Brands Group", "the Company," "we," or "us"), is offering up to $4,999.997.50 worth of Non-Voting Common Stock of the Company (the "Non-Voting Common Stock"), including an Investor Transaction Fee of 2.5% to the Company not to exceed $100.00 per transaction (up to $124,997.44, if fully subscribed). [[The minimum target amount under this Regulation CF offering is $10,000.90, or 3,474 shares of Non-Voting Common Stock plus the Investor Transaction Fee (the "Target Amount"). The Company must reach its Target Amount of $10,000.90 by December 31, 2025. Unless the Company raises at least the Target Amount of $10,000.90 under the Regulation CF offering by December 31, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of $999.07 worth of shares (342 shares), including a 2.5% Investor Transaction Fee.]]

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the securities at any time and for any reason. The rights and obligations of any purchasers of the securities pursuant to this offering (the "Purchasers") must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to December 31, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. **BY PARTICIPATING IN THIS OFFERING, YOU CONFIRM THAT YOU ARE NOT A WHOLESALE OR RETAIL LICENSEE NOR ARE YOU EMPLOYED BY SUCH A LICENSE.**

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$ 974.70	$ 84.92	$ 914.15
Investor Fee	$ 24.37		
Aggregate Maximum Offering Amount	$ 4,999,997.50	$ 424,999.79	$ 4,574,997.71

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes a $30,000 set up fee and a $12,000 per month maintenance fee that is payable to DealMaker Securities LLC.

Investors will be required to pay an Investor Processing Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Intermediary will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $100.00, which represents the fee for a $4,000.00 or greater investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS 5

PERKS 6

RISK FACTORS 8

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES 19

OWNERSHIP AND CAPITAL STRUCTURE 20

RECENT OFFERINGS OF SECURITIES 21

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY 21

USE OF PROCEEDS 31

FINANCIAL DISCUSSION 31

DILUTION 34

INVESTMENT PROCESS 36

THE COMPANY AND ITS BUSINESS

Company Overview
AMASS makes bold beverages to meet the modern palates and preferences of discerning drinkers.

We offer a diverse, cross-category portfolio of premium brands for those who seek forward-thinking brands.
Around the world, tastemakers reach for our premium, next-generation beverages across the non-alcoholic, organic wine, low- proof, and spirits categories.

We persistently drive towards what's up next - in flavor, values, ingredients, and category - to deliver the taste of tomorrow.

Business Model
Premium drinks for the tastes of tomorrow.

Tastes are evolving, palates are developing, values are shifting...and AMASS Brands Inc is here to deliver the future of iconic, premium drink brands.

Through category innovation and sustainable processes, our ambition is to build the next Top-100 U.S. beverage platform for the next generation of drinkers.

Corporate Structure & History
AMASS Brands Inc ("AMASS") is a corporation formed on September 22, 2016, under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcoholic beverages and personal and self- care products through wholesale and online platforms globally and invests in and acquires different companies in entities in the aforementioned categories and industries.

In 2022, AMASS entered into an Asset Purchase Agreement (the 'Asset Purchase") for substantially all assets and liabilities of GEM&BOLT, LLC ("Gem&Bolt"); which was accounted for as a business acquisition. As part of the Asset Purchase, AMASS acquired all of the equity interest in ART+ PLANTS HEALS DE RL DE CV ("Art+ Plants"), a wholly owned Mexican subsidiary. Located and formed in Oaxaca, Mexico, the Art + Plants company manages mezcal production.

In December 2022, AMASS formed three wholly-owned subsidiaries, Project Crush Acquisition Corp LLC ("PCAC"), Project Crush DTC Sub LLC ("DTC Sub"), and Project Crush DTB Sub, LLC for its anticipated asset purchase of Winc, Inc. ("Winc"). In February 2023, the Project Crush DTB Sub, LLC changed its legal name to Maison Thomas, LLC ("Maison Thomas").

The asset purchase of substantially all of the assets of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for sale through direct-to-consumer ("Winc.com DTC") e-commerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based e-commerce portion was sold to Full Glass Wine Co, leaving Natural Merchants and Domestic Wholesales wine portfolio products which are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, and distillers domestically and internationally.

Chief Operating Officer Prior Bankruptcy Disclosure

AMASS Brands Inc's Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer for BWSC LLC, D/B/A Winc ('Winc"), which filed for bankruptcy in November of 2022 as a result of several market factors and the COVID pandemic. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc's board of directors, she was involved in the management and strategy of its business. See the Risk Factors section of this Offering Memorandum, below, for how this may affect your investment.

Competitors

AMASS competes with both established spirits brands like Diageo and Pernod Ricard and emerging craft distilleries as well as mixed wine and spirits companies like Constellation and wine companies like Treasury Wine Estate. Our unique focus on botanical ingredients, sustainable sourcing, and artisanal production methods sets us apart from competitors.

Industry

The macroeconomic trends are showing growth in spirits and drops in wine and beer consumption for the past few years. The current grape, bulk and finished goods glut provides opportunities on margin because input prices are lower, but also risk on decreased pull through. Distributor consolidation and cheap imports are also impacting domestic product sales in wine.

Current Stage

AMASS is in the growth stage, having successfully expanded its product line and market reach. We have secured significant funding through various investment rounds, enabling us to scale operations and enhance our marketing efforts as well as complete several acquisitions. Our burgeoning presence in key international markets and robust domestic performance highlight our successful expansion strategy. We continue to build on our achievements with new product launches and strategic partnerships.

With 10+ core distinctive brands, our portfolio spans the entire spectrum of spirits and wine, underscoring AMASS's commitment to variety and quality. Some of our notable brands include, AMASS Botanics, Calirosa, Summer Water Rose, Folly of The Beast, Lost Poet Wines, Gem & Bolt Mezcal, WKND Cocktail Company, Pizzolato Organic Wine, Biokult Österreich and Maison Raymond.

Future Roadmap

Looking ahead, AMASS plans to continue expanding its product portfolio with innovative botanical spirits, non-alcoholic beverages, and personal and self-care products through both incubation and acquisition. We aim to increase market penetration in existing regions and explore new international markets as well as expand into Global Travel Retail. Key milestones include expanding our distribution network, launching new marketing campaigns, and investing in research and development to maintain our position as a leader in the premium spirits and wine industries.

PERKS

The Company is offering the following Perks to Investors:

Time-Based Bonus

Investment Received within the First 45 Days	Bonus shares of Non-Voting Common Stock
Investment between $999.07 and $2,500.00	5%
Investment between $2,500.01 and $5,000.00	10%
Investment between $5,000.01 and $10,000.00	15%
Investment between $10,000.01 and $25,000.00	20%
Investment above $25,000.00	25%

Large Investor Bonus

Investment Received after the First 45 Days	Bonus shares of Non-Voting Common Stock
Investment between $2,500.01 and $5,000.00	5%
Investment between $5,000.01 and $10,000.00	10%
Investment between $10,000.01 and $25,000.00	15%
Investment above $25,000.00	20%

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares cannot be stacked together.

Notes on Bonus Tiers:

The Time-Based Bonuses begin on the SEC Accepted Date.

a) All time periods begin at the conclusion of the previous period and end at 11:59pm Pacific Standard Time (7:59 am Coordinated Universal Time ("UTC")). By way of example, the Time-Based Bonuses begin on the SEC Accepted Date and ends at 11:59pm Pacific Standard Time forty-five days later.

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

Existing Investor Bonus

Any existing investors in the Company prior to the following of this Offering will earn a 25% bonus on any investment made in this Offering.

Repeat Investor Bonus

Investors can also earn 10% bonus shares if they invest multiple times in this Offering.

None of the perks stack with each other, which means 25% is the highest bonus available.

The bonus shares will all be assigned and issued to Investors at the termination of the Offering. The date/time of the signed subscription agreement will be used in identifying the applicability of perks.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

<u>Risks Related To The Company</u>

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock being issued in this offering (the "NVCS Securities") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing products, or that we will be able to provide products at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any NVCS Securities purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. The securities sold in this campaign are also subject to transfer restrictions set forth in the Governance Documents (as hereinafter defined). For the purposes of these offering materials, "Governance Documents" shall mean: (i) the Sixth Amended and Restated Certificate of Incorporation of the Company (the "Charter"), (ii) the Amended and Restated Bylaws of the Company, (iii) the Amended and Restated Investors' Rights Agreement (the "IRA"), (iv) the Amended and Restated ROFR and Co-Sale Agreement and (v) the Amended and Restated Voting Agreement, in any case, as further amended and/or restated from time to time.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment (or longer pursuant to the Governance Documents), there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

The Company is offering NVCS Securities in this offering representing ownership and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the NVCS Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the NVCS Securities. In addition, if we need to raise more equity capital from the sale of securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per security.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes

As with all investments in securities, if you sell the NVCS Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase securities may impact the return on your investment

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the NVCS Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess

Any valuation at this stage is difficult to assess. The Company has set the price of the NVCS Securities in this offering at $2.85. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for NVCS Securities in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the NVCS Securities before including the Investor

Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio and licensing, location of its principal place of business or production facilities, its production or distribution partners and strategic alliances, and alcohol beverage licenses, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company, and, while it may be subject to a shareholder vote, you have relinquished all shareholder voting rights given the non-voting nature of the NVCS Securities issued in this offering.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to raise additional funds in the future which may include the issuance of additional common and/or preferred equity and/or debt (convertible or otherwise) which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital and as may be senior in rights and preferences to the Non-Voting Common Stock. The terms of preferred stock could be, and likely would be, more advantageous to those investors than to the terms of the existing common and preferred stock, including the NVCS Securities.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights

The Non-Voting Common Stock you are purchasing has no voting rights attached to it. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, shareholders will only be paid out if there is any cash remaining after all of the creditors of our Company and after certain reserves have been set up in the discretion of the board of directors of the Company, and shareholders will be paid out in accordance with the Charter.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, tariffs, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. The alcohol beverage industry at a macroeconomic level is challenged by innumerable additional factors, including without limitation lasting COVID impacts, inflation of farm employee and input costs, quickly changing market conditions driven by changing consumer preferences and profiles, decreased national consumption and sales of wine and beer products in recent years, foreign and subsidized imports, distributor and retailer consolidation, a rise in private label products promoted by retailers that replace wholesale brands, new and competing business and product offerings, changes to laws and new applicable laws, trade barriers and regulatory policies at international and national level including those that increasingly scrutinize the health effects of alcohol and warn consumers against consumption.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business.

We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance. In particular, we rely on third party distributors for the distribution of our alcohol to retail customers. State and federal laws regulate the ability of distributors to distribute alcohol and regulate the relationship of the Company with its distributors. Both the Company and distributors may be required to negotiate contracts and often file the same with regulatory agencies, establish a franchise relationship, obtain licenses, registrations, consents, post prices, and obtain other approvals from government agencies in order to deliver alcohol to end customers in the many states. Changes in our access to those distributors, including changes in prices or changes in our relationships and incentive structures with those distributors, changes in the laws allowing third party distribution of alcohol, or regulatory discipline against licenses held by those distributors, and the distributors' marketing efforts of our products could materially adversely affect our business. Delivery of the products we sell to retail customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the distributors we engage to distribute our products. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

The development and commercialization of the Company's products and services are highly competitive.

The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer-packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize product offerings. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected.

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control ("ABC"), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry -- producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, state production, importation and wholesale permits with ABC, and various out of state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the Company by federal and state agencies. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its subsidiaries' operations.

Federal and state laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company.

Alcohol beverage licensees, their owners, officers, employees and agents are subject to state and federal trade practice and "tied-house" laws that restrict and/or prohibit certain ownership or financial interests, relationships and interactions among and between the three tiers of the alcoholic beverage industry - those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules and exceptions to the rules regarding such investments are materially different among the federal government and each state. They are also subject to frequent change and varying degrees of enforcement and focus. Further, alcohol beverage licensees are subject to applicable state and federal laws restricting and/or prohibiting ownership and relationships with individuals with certain criminal histories, including without limitation, felonies, certain misdemeanor violations, and crimes of moral turpitude. We cannot make any assurances that investments in the company by investors are permissible by the federal government or state regulatory agencies if (a) an investor or qualifying family member has an impermissible criminal violation, or (ii) such investor or investor's qualifying family member holds direct or indirect interests in domestic or foreign alcoholic beverage licensees or, in some instances, is even just employed by or contracted as an agent with another licensee, or (c) such investor's investment results in any other trade practice or tied house violation under state or federal law. No state alcohol regulatory agency or federal alcohol regulatory authority has reviewed, passed on or endorsed the merits, adequacy or accuracy of this Offering, or the conformity of its/their provisions under any law or act, including without limitation the California Alcohol Beverage Act or Federal Alcohol Administration Act. It is within the purview of the TTB, ABC and each state alcohol regulatory agency to investigate our compliance with federal and state trade practice and tied-house requirements regardless of such investors' amount of investment in the company. In connection therewith, Investor is required to represent and warrant to Company in connection with this offering that Investor is not disqualified under applicable laws from owning equity interests in the Company and that Investor will promptly provide Company all information and documentation necessary or desirable for the Company to make such determination. If investor is disqualified at the time of investment, not truthful in its representation to the Company, or subsequently takes any actions or causes any omissions that result in a disqualifying event, investor's shares may be subject to redemption.

The Chief Operating Officer of the Company served a similar role for a prior company that filed for bankruptcy.

AMASS Brands Inc's Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer (COO) for BWSC LLC, D/B/A Winc ("Wine"), which filed for Ch. 11 bankruptcy in November of 2022. Winc's bankruptcy filing was caused by several factors that affected the business including a downturn in the DTC wine market, ongoing challenges from COVID, rising customer acquisition costs, and worsening macroeconomic conditions in both public and private markets. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc's board of directors, she was involved in the management and decision-making of its business. Winc's bankruptcy was not a direct result of Ms. Green's actions or decisions, there is some level of risk in investing in a company whose officers previously managed a company that filed for bankruptcy.

Compliance with Alcohol Beverage Laws and Potential Ownership Restrictions Including Redemption

Investors should be aware that the Company operates in a highly regulated environment, particularly concerning federal, state, and local alcohol beverage laws, including Tied House laws. These laws govern the relationships between alcohol manufacturers, wholesalers, and retailers to prevent undue influence and ensure fair competition. If the Company determines, in its sole discretion and upon the advice of counsel, that an investor's continued ownership of Non-Voting Common Stock, or failure to provide requested information to verify compliance with these laws, jeopardizes the Company's current or prospective alcoholic beverage licenses, privileges, or its overall compliance with applicable laws, the Company reserves the right to redeem some or all of the investor's shares or require the investor to withdraw from the Company. If an investor's ownership creates a violation or risk of violating Tied House laws-such as through prohibited ownership in another tier, undue influence, or regulatory changes-the investor may be required to sell or transfer their ownership interest. This transfer must occur within a set period and at fair market value, subject to the Company's right of first refusal and approval of any third-party transfer. These actions are essential to ensure the Company's continued compliance and protect its licenses and operations.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of any of the Company's Common Stock (whether Voting Common Stock or Non-Voting Common Stock) or Preferred Stock. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its capital stock on any OTC or similar exchange.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the agreement, by a federal or state court in the State of Nevada. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Non-Voting Common Stock at $2.85 per share, plus a 2.0% Investor Transaction Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock (whether Voting Common Stock or Non-Voting Common Stock), Preferred Stock or additional option grants may dilute the value of your holdings.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

OFFICERS & DIRECTORS

Name: Mark Lynn

Mark Lynn's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Executive Officer, Founder, Principal Accounting Officer and Member of Board of Directors

Dates of Service: January 2019 - Present

Responsibilities: Mark is responsible for overall company operations. operations. He receives an annual salary of $200,000. Mark also receives a sizable annual loan from AMASS, which continues to compound without immediate repayment obligations.

Other business experience in the past three years:
Employer: Digital Brands Group
Title: Board Member
Dates of Service: September 2015 - Present
Responsibilities: Mark attends four board meetings a year.

Name: Morgan McLachlan

Morgan McLachlan's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Product Officer and Co-Founder

Dates of Service: September 2019 - Present

Responsibilities: Morgan oversees creative (product and brand) for the AMASS spirits portfolio. Morgan receives $95,000 in annual compensation from AMASS. She also receives compensation from De Soi through a consulting agreement. Morgan spends 20 hours a week with AMASS and 20 hours a week with De Soi.

Other business experience in the past three years:

Employer: De Soi Inc
Title: Co-Founder and Board Member
Dates of Service: October 2021 – Present
Responsibilities: Morgan oversees product development, serves on the board, and consults on brand initiatives.

Name: Erin Green

Erin Green's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Operating Officer

Dates of Service: January 2023 - Present

Responsibilities: Erin oversees the national sales team, warehousing and compliance. Works closely with Business Unit Leaders to execute strategy. Erin receives an annual salary of $200,000.

Other business experience in the past three years:

Employer: BWSC LLC, DBA Winc
Title: Chief Operating Officer
Dates of Service: January 2015 – January 2023
Responsibilities: Chief Operating Officer; National Sales team, Business and warehouse operations.

OWNERSHIP AND CAPITAL STRUCTURE

The following table describes the Company's capital structure as of January 2025:

	Authorized Shares	Outstanding		Fully-Diluted	
Voting Common	63,500,000	8,697,983	28.61%	8,697,983	22.54%
Non-Voting Common	3,200,000	0	0%	0	0%
Series Seed Preferred	1,362,530	1,362,530	4.48%	1,362,530	3.53%
Series Seed-1 Preferred	2,412,297	2,412,297	7.93%	2,412,297	6.25%
Series Seed-2 Preferred	4,323,248	4,323,248	14.22%	4,323,248	11.20%
Series Seed-3 Preferred	1,579,994	1,579,994	5.20%	1,579,994	4.09%
Series Seed-4 Preferred	2,346,635	2,346,635	7.72%	2,346,635	6.08%
Series Seed-5 Preferred	504,316	504,316	1.66%	504,316	1.31%
Series A Preferred	873,734	873,734	2.87%	873,734	2.26%
Series B-1 Preferred	18,198,578	5,237,632	17.23%	5,237,632	13.57%
Series B-2 Preferred	4,262,724	104,226	0.34%	104,226	0.27%
Series B-3 Preferred	5,328,406	2,962,327	9.74%	2,962,327	7.68%
CSW Warrants	—	—	—	2,150,429	5.57%
Series B Warrant Block	—	—	—	1,328,185	3.44%
Shares outstanding under 2016 Stock Plan	5,178,390	—	—	3,462,486	8.97%
Shares available under 2016 Stock Plan	—	—	—	1,243,238	3.22%
Total		**30,404,922**		**38,589,260**	

As of the date of this Offering Statement, there is no holder of 20% or more of the Company's outstanding voting securities.

RECENT OFFERING OF SECURITIES

Over the last three years, the Company has had the following offering of securities:

Class of Stock	2022	2023	2024	Federal Securities Exemption
Voting Common Stock	1,221,373 $447,081		1,321,601 $79,296	Section 4(a)(2)
Series A Preferred	873,734 $3,633,038	553,143 $2,300,002		Reg D, Rule 506
Series B-1 Preferred		4,110,892 $6,019,990		Reg D, Rule 506 Reg S Rule 701
Series B-2 Preferred			104,226 $293,397	Reg D, Rule 506
Series B-3 Preferred			2,962,327 $6,671,456	Reg D, Rule 506
Series Seed Preferred	220,285 $836,955			Regulation CF Reg D, Rule 506

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series A Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, and Series B-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,711,596 shares of Non-Voting Common Stock.

Non-Voting Common Stock
The amount of security authorized is 3,200,000 with a total of 0 outstanding.

Voting Rights
Holders of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Voting Common Stock

The amount of security authorized is 63,500,000 with a total of 8,697,983 outstanding.

Voting Rights
Except as otherwise provided in the Charter or by applicable law, the holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter or pursuant to the Delaware General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Charter) the affirmative vote of the holders of shares of capital stock of AMASS representing a majority of the votes represented by all outstanding shares of Company Stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Common Stock Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Stock Options & Warrants
As of the initial date of this offering: AMASS has reserved 5,178,390 shares of Voting Common Stock for issuance to officers, directors, employees and consultants of AMASS pursuant to its incentive equity plan, 3,254,486 shares have been issued pursuant to restricted stock purchase agreements or stock option agreements, and 1,451,238 shares of Voting Common Stock remain available for issuance. Additionally, AMASS currently has 2,150,429 warrants for Voting Common Stock outstanding.

Series Seed Preferred Stock
The amount of security authorized is 1,362,530 with a total of 1,362,530 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of

whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-1 Preferred Stock
The amount of security authorized is 2,412,297 with a total of 2,412,297 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the

Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes": means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-2 Preferred Stock
The amount of security authorized is 4,323,248 with a total of 4,323,248 outstanding.

Voting Rights

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-3 Preferred Stock
The amount of security authorized is 1,579,994 with a total of 1,579,994 outstanding.

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

<u>Material Rights</u>
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-4 Preferred Stock
The amount of security authorized is 2,346,635 with a total of 2,346,635 outstanding.

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders

entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-5 Preferred Stock
The amount of security authorized is 504,316 with a total of 504,316 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most

senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series A Preferred Stock
The amount of security authorized is 873,734 with a total of 873,734 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series B-1 Preferred Stock
The amount of security authorized is 18,198,578 with a total of 5,237,632 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
The total amount outstanding does not include 1,328,185 shares of Series B-1 Preferred Stock to be issued pursuant to outstanding warrants. Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out the Charter

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit hereto, for more details and specifics.

Series B-2 Preferred Stock
The amount of security authorized is 4,262,724 with a total of 104,226 outstanding.

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis.

<u>Material Rights</u>
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter. Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit to this Offering Statement hereto, for more details and specifics. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Series B-3 Preferred Stock
The amount of security authorized is 5,328,406 with a total of 2,962,327 outstanding.

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are

convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

<u>Material Rights</u>
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit hereto, for more details and specifics.

USE OF PROCEEDS

	Target Offering Amount		Maximum Subscription Amount	
Gross Proceeds	$10,000.90		$4,999,997.50	**%**
Offering Expenses				
Commissions	$850.08	*8.5%*	*$424,999.79*	*8.5%*
Upfront Fees	$32,500		$32,500	
Net Proceeds	**-$23,349.18**		**$4,542,497.71**	
Use of Proceeds			**Amount**	**%**
Research & Development	$0	*N/A*	*$1,362,749.31*	30%
Payroll	$0	*N/A*	*$1,816,999.09*	40%
General & Administrative, including office expenses, travel, meals, and other miscellaneous overhead.	$0	*N/A*	*$1,362,749.31*	30%
Total Use of Proceeds	$0		**$4,542,497.71**	100%

FINANCIAL DISCUSSION

Financial Condition
You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations
Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue
Revenue and sales for 2023 totaled $33,473,852 compared to $3,074,322 in 2022.

This approximately 1,317% increase is attributable primarily to our acquisition of Winc in January 2023, but also included market expansion, new product launches, and improved sales strategy. In 2022, we acquired Gem & Bolt, which contributed to our 9% increase in spirits revenue from 2021.

Cost of sales
Cost of sales for 2023 were $22,734,166 compared to $1,766,962 in 2022.
With a higher sales volume, our associated costs therefore increased by about 1.187%.

Net profit margins
In 2023, our net profit margin was 15% (net income/net sales). The business operated at a loss in 2022. As sales volumes increased, fixed costs are spread over a larger number of units, reducing the per-unit cost and improving profit margins. Coupled with effective cost management strategies, we saw a large increase in net profit margins.

Expenses
Total expenses in 2023 were $21,061,620 compared to $7,381,708 in 2022.
Our expenses increased by about 185%. This is primarily due to operational expansion and marketing and sales efforts.

Historical results and cash flows:
The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the Company has demonstrated an ability to grow year-over-year through organic growth as well as investments in incubations and new product lines and acquisitions. Past cash was primarily generated through both equity fundraising and line of credit.

Liquidity and Capital Resources

As of July 2024, the Company has capital resources available in the form of a line of credit for $8M from Merchant Bank, other debt instruments totaling $4.4M, and almost $0.7M of cash on hand. We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, <15% will be made up of funds raised from the crowdfunding campaign.

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $0.5M for expenses related to payroll, inventory, and marketing. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate profitably. This is based on a current monthly burn rate of $0.5M for expenses related to payroll, inventory, and marketing.

Currently, the Company has contemplated additional future sources of capital including a new line of credit to replace our existing lines of credit.

INDEBTEDNESS

As of January 2025, the Company had the following outstanding loans:

Creditor: Merchant Factors Corp

Amount Owed: $3,665,133
Interest Rate: Prime + 3.75%
Maturity Date: July 01, 2025
In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the "ABL"). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (8.5% as of December 31, 2023) plus 3.75% per annum. The Company also incurs one-time fees related to the origination of the loan totaling $105,000 per month in collateral monitoring fees. The ABL matures in September 2025. The outstanding balance on the ABL was $4,920,975 as of December 31, 2023.

Creditor: Ryan Smith, Dan Brown, Nitehaus
Amount Owed: $992,564
Interest Rate: 1% per Month (Ryan Smith and Dan Brown), 2% per Month (Nitehaus)
Maturity Date: July 31, 2025
In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 but have been extended to July 2025. As of December 31, 2023, the balance of Mezzanine Secured Notes was $1,181,860.

Creditor: COVID Relief Funding
Amount Owed: $159,924.00
Interest Rate: 3.75%
Maturity Date: June 30, 2050
In May 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan ("EIDL") assistance program by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2023, the outstanding balance was $161,014 inclusive of accrued interest, respectively. Interest expense for this loan was $5,562 for the year ended December 31, 2023.

Creditor: Sam Shaffer, Moise Emquies Trust, Mark Genender, Dan Brown, Nathan Reis
Amount Owed: $1,805,272
Interest Rate: 12%
Maturity Date: September 30, 2027
As of December 31, 2023 and 2022, the Company had promissory notes outstanding with the total principal balance of $1,900,000 outstanding. From January through April 2023, all promissory notes' interest rates were amended from 9% to 12% per annum in exchange for subordination under other debt instruments. The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes are paid quarterly in arrears. The notes incurred $223,168 in the year ended December 31, 2023, of which $108,134. The promissory notes contain warrants to purchase 50,003 shares of Voting Common Stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life was determined to be negligible.

RELATED PARTY TRANSACTIONS
Name of Person: Mark Lynn
Relationship to Company: Co-Founder
Nature / amount of interest in the transaction: The Co-Founder is Mark Lynn.
Material Terms: The Company's co-founder has received various advances from the Company. In January 2022, the Company entered into a loan agreement with the founder in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2023, net amount due from the co-founder was $942,291. Interest earned in the year ended December 31, 2023 on the advances was $10,665. These advances are payable on demand.

VALUATION

Pre-Money Valuation: $110,000,000.00

Valuation Details:

The Company's pre-money valuation of $110 million was determined internally by its Board of Directors and shareholders without an independent third-party analysis. This valuation was based on a methodology applied by the Company. This is based roughly on the shares outstanding multiplied by the price per share.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.
There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

REGULATORY INFORMATION

To the Company's knowledge, it has never failed to comply with any ongoing reporting requirements under Regulation CF.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.AMASS.com.

Material and Other Information

None.

Annual reports

The Company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the Company's website: www.AMASSbrandsgroup.com

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.